UNDERTAKING

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office
(collectively, the "Securities Regulators")

Re:	Short Form Base Shelf Prospectus (the "Prospectus") dated December 7, 2021 of Electrovaya Inc. (the "Corporation")
Section 7.1 of National Instrument 44-102 - Shelf Distributions
Section 4.2(a)(x) and (x.1) of National Instrument 44-101 - Short Form Prospectus Distributions

The Corporation undertakes to the Securities Regulators that the Corporation will file, in respect of any offering of securities under the Prospectus and a supplement thereto: (i) the trust indenture in respect of an offering of debt securities ("Debt Indenture"); (ii) the warrant indenture or agreement in respect of an offering of warrants ("Warrant Indenture"); or (iii) the subscription receipt agreement in respect of an offering of subscription receipts ("Subscription Receipt Agreement"), with the Securities Regulators promptly and in any event no later than seven days after the execution of the Debt Indenture, Warrant Indenture and/or Subscription Receipt Agreement in respect of any offering of the applicable securities under the Prospectus and a supplement thereto.

DATED this 7th day of December, 2021.

ELECTROVAYA INC.

By:	"Sankar Das Gupta"
Name: Sankar Das Gupta
Title: President & Chief Executive Officer